PROGEN
                                                              INDUSTRIES LIMITED


   A NOVEL CLASS OF COMPOUNDS PRESENTED AT AN INTERNATIONAL CANCER CONFERENCE

BRISBANE, AUSTRALIA: MONDAY NOVEMBER 14, 2005, Progen Industries Limited (ASX:
PGL, NASDAQ: PGLAF) announced this week the discovery of a novel class of anti-angiogenic compounds from its drug discovery program at an international cancer research conference in the United States.

Anti-angiogenic compounds work by destroying or interfering with the fine network of blood vessels required for tumor growth. The new class of compounds is the next- generation of heparan sulfate (HS) mimetics.

Pre-clinical data was presented at the AACR special conference in cancer research entitled "Anti-Angiogenesis and Drug Delivery to Tumors: Bench to Bedside and Back", in Massachusetts, USA. The data demonstrate that selected compounds inhibited heparanase and bound to the pro-angiogenic growth factors VEGF, FGF-1 and FGF-2.

The compounds were tested in several models of angiogenesis and demonstrated in vitro and in vivo anti-angiogenic activity and suitable pharmacokinetic profiles.

"The aim of our drug discovery program is to expand Progen's drug pipeline as well as to extend the life of PI-88. The first results from our drug discovery program look exciting," said Dr. Anand Gautam, Vice-President, Research & Development. "We plan to optimize the compounds and conduct further research in relevant disease models before selecting a lead compound for formal toxicity studies and pursuing an IND for clinical trials."

Progen's drug discovery program has been supported by an A$3.1M AusIndustry START grant and the A$3.4M AusIndustry Commercial Ready grant awarded in August 2005.

"This is the first class of compounds to emerge from our internal drug discovery efforts," commented Lewis Lee, Managing Director of Progen. "These new compounds may have broad applications in cancer, ocular diseases such as diabetic retinopathy and age-related macular degeneration, and inflammatory disease. We look forward to expanding our pipeline in the near future."

For the full poster details:
http://www.progen.com.au/prs/AACR%20Angiogenesis%20poster.pdf
                                       ###

ABOUT PI-88: PI-88 is one of a new class of multi-targeted cancer therapeutics inhibiting both angiogenesis or tumor promoting factors such as vascular endothelial growth factor, fibroblast growth factors 1 and 2, and heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 is currently being studied in Phase II clinical trials in the U. S. and Australia under an active company-sponsored Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.
Progen's three key areas of focus are:
- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.

                                                                    PROGEN
                                                              INDUSTRIES LIMITED


- COMMERCIAL SERVICES - manufacturing biopharmaceutical products to global standards.

KEYWORDS - Progen, cancer, drug discovery, PI-88, angiogenesis, heparanase


WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
Open Briefing: New Trial & Update              www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
End of Year Financials                         www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Phase II Prostate Trial Launched               www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
AUSIndustry Grant Offered ($3.4M)              www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
PI-88 Licensing - US Burrill & Co. engaged     www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Phase II melanoma combination trial launched   www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Phase II melanoma results at ASCO              www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Underwriting Agreement Signed                  www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
PI-88 mode of action                           www.progen.com.au/?page=repi-88.html
                                               ------------------------------------
Progen's drug development pipeline             www.progen.com.au/?page=pihome.html
                                               -----------------------------------
Progen Industries Ltd                          www.progen.com.au
                                               -----------------


Media and Investor Relations:
                               PROGEN INFORMATION:             Lewis Lee
Rebecca Wilson                 Sarah Meibusch                  Managing Director
Buchan Consulting              Director, Business Development  Progen Industries Limited
(02) 9237 2800 / 0417 382 391  Progen Industries Limited       Lewis.Lee@progen.com.au
rwilson@bcg.com.au             Sarah.Meibusch@progen.com.au    -----------------------
------------------             ----------------------------
                               Ph:  61 7 3273 9100             Ph: 61 7 3273 9100


This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.